Exhibit 99.1

NexTech Integrates Experience API Analytics Into AR eCommerce Platform

VANCOUVER and TORONTO, Jan. 3, 2019 /CNW/ - NexTech AR Solutions (the "Company" or "NexTech") (CSE : NTAR) (OTC : NEXCF) (FSE : N29) is pleased to announce that it has integrated the Experience API (xAPI) into its patent pending web enabled AR eCommerce platform. xAPI integration enables the tracking of micro-behaviors throughout the AR experience creating a valuable sea of data for eCommerce sites. With this integration NexTech is able to see which AR experiences generate the highest conversions, click through, dwell time and sales which will provide a valuable roadmap for both marketing as well as next generation AR and AI offerings. The xAPI will be used in conjunction with IBM Watson integration and to enhance ongoing AI product development.

"As the typical eCommerce website uses only Google Analytics which is limited in what it offers, xAPI allows you to look at granular data about the experience of an individual shopper and see specific granular interactions in individual pieces of AR content" comments Evan Gappelberg, CEO of Nextech. "While Google Analytics has a finite set of data that is collected xAPI provides many levels of flexibility, choice, and detail in the granular data which adds tremendous flexibility and value to our platform. This xAPI tool is now working and providing valuable data for both NexTech and our clients".

According to Statista, global eCommerce sales in 2018 will hit over $2.8 trillion dollars with 60% occurring on a desktop computer and 40% happening on mobile devices. NexTech's web enabled AR eCommerce solution works on every browser including but not limited to, Chrome, Firefox, and Safari and on every device including desktops, laptops, ipads and all mobile phones. With a web enabled AR solution NexTech has eliminated the need to download an app which has been the biggest friction point of AR adoption.

"By using xAPI we have already collected thousands of excellent data points from our AR integrations completed to date." comments Reuben Tozman, COO of NexTech. "xAPI allows us to begin building robust and custom analytic dashboards for the eCommerce community which gives them pathways to optimize the user experience through AR to generate more revenue. We are on a mission to help eComm businesses optimize the shopping experience and there's no better way to do that than through experience data".

About NexTech AR Solutions Corp.

NexTech is bringing augmented reality (AR) to the masses by creating an AR ecosystem featuring eCommerce solutions for websites, AR learning and education as well as AR live streaming for events. The company has filed a patent around its AR web- enabled eCommerce platform which has been integrated with Shopify, Wordpress and Magento. The AR can "go live" on any ecomm site with just a few lines of embed code creating a highly scalable platform. The global eCommerce industry is a $2.8 trillion- dollar marketplace and growing. NexTech has acquired its e-learning platform "edCetra" which has been used by Fortune 500 companies such as Imperial Oil, Bombardier and Staples, as well as the Library of Congress and others to educate and train employees. NexTech has added augmented reality ("AR") training and education options into the platform and expects to launch in 2019. The company is also working on bringing forth its AR live streaming platform for shows and live events. All of the company's platforms run off of one CRM which allows for its AR ecosystem to rise up. NexTech launched its ARitize™ app in August 2018, which is capable of hosting many brands 3D objects and augmented reality experiences. NexTech also owns a large and diverse revenue generating App Portfolio that is deployed on the iTunes and Google play store which it intends to ARitize™.

On behalf of the Board of NexTech AR Solutions Corp.

"Evan Gappelberg"

CEO and Director

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute "forward-looking information" under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, "will be", "looking forward" or variations of such words and phrases or statements that certain actions, events or results "will" occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company's estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.

Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

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SOURCE Nextech AR Solutions Corp.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/January2019/03/c5780.html

%SEDAR: 00045889E

For further information: Evan Gappelberg, Chief Executive Officer, info@nextechar.com

CO: Nextech AR Solutions Corp.

CNW 07:45e 03-JAN-19